EXHIBIT 3

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

OF

CROWN ANDERSEN INC.

Crown Andersen Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151(g) thereof, hereby certifies:

THAT, the Corporation’s Board of Directors adopted by unanimous written consent effective as of June 17, 2004, the following resolution creating a series of Convertible Preferred Stock designated as Series A Preferred Stock.

RESOLVED, that pursuant to the authority granted to the Board of Directors by Article VI(a) of the Certificate of Incorporation of the Corporation, there is hereby created, and the Corporation be, and it hereby is, authorized to issue, 2,000,000 shares of the Series A Preferred Stock which shall have the following designations, powers, preferences, rights and restrictions:

SECTION 1

DESIGNATION AND AUTHORIZATION

1.1. Designation. Such series of Preferred Stock is hereby designated as Series A Preferred Stock. Shares of the Series A Preferred Stock shall have a par value of $0.10 per share and a stated value of $2.00 per share (the “Stated Value”). In accordance with the terms hereof, each share of Series A Preferred Stock shall have the same relative rights as, and be identical in all respects with, each other share of Series A Preferred Stock.

1.2. Authorization. The number of shares constituting the Series A Preferred Stock shall be 2,000,000 shares.

SECTION 2

DIVIDEND RIGHTS

The holders of the Series A Preferred Stock shall be entitled to receive dividends on each share outstanding of the Preferred Stock at an annual rate equal to 8% of the Stated Value if and when declared by the Board of Directors. If any dividend is declared on the Common Stock, which action requires consent of a majority of the holders of the Series A Preferred Stock, the holders of the Series A Preferred Stock will be entitled to receive dividends pari passu out of the legally available funds as if each share of Series A Preferred Stock had been converted to Common Stock.

SECTION 3

VOTING RIGHTS

Each holder of Series A Preferred Stock is entitled to that number of votes on all matters presented to shareholders equal to the number of common shares issuable upon conversion.

SECTION 4

CONVERSION

4.1. Conversion Rights. Each share of Series A Preferred Stock shall be convertible at the option of the holder initially into one (1) share of Common Stock (the “Share Conversion Number”), subject to adjustment as set forth in Section 4.3 below.

4.2 Conversion Procedure. Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate or certificates therefor at the office of the Corporation or of any transfer agent for the Series A Preferred Stock and shall give written notice to the Corporation at such office that it elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, or to the nominee or nominees of the holder, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

4.3. Adjustments. The number of shares of the Corporation’s Common Stock into which each share of Series A Preferred Stock may be converted shall be adjusted to reflect the following:

(a) Splits, Dividends, Etc. In case the shares of Common Stock issuable upon conversion of the Series A Preferred Stock at any time outstanding shall be subdivided into a greater or combined into a lesser number of shares of Common Stock, including, but not limited to, as a result of stock splits, reverse stock splits, and stock dividends, the Share Conversion Number shall be increased in the case of subdivision or decreased in the case of a combination to an amount which shall bear the same relation to the Share Conversion Number in effect immediately prior to such subdivision or combination as the total number of shares of Common Stock outstanding immediately prior to such subdivision or combination shall bear to the total number of shares of the Corporation’s Common Stock outstanding immediately after such subdivision or combination.

(b) No Fractional Shares. Notwithstanding any other provision herein, no fractional shares of the Corporation’s Common Stock shall be issued upon any conversion of the Series A Preferred Stock. No fractional interest shall entitle the owner thereof to vote or to exercise any other rights of a holder of the Common Stock. Any fractional interest remaining, after taking into account all of each holder’s shares of Series A Preferred Stock being converted on such date, shall only entitle the holder thereof to receive a cash payment equal to such fraction multiplied by the Stated Value.

4.4 Sufficient Authorized Common Stock. So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall reserve and keep available out of its authorized but unissued shares of the Corporation’s Common Stock, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock then outstanding upon the terms provided herein.

SECTION 5

LIQUIDATION

In the event of any liquidation or winding up of the Corporation prior, the holders of the Series A Preferred Stock are entitled to receive in preference to the holders of the Common Stock an amount per share of Series A Preferred Stock equal to the Stated Value of the Series A Convertible Preferred Stock plus any declared and unpaid dividends. The remaining proceeds, if any, would be shared by the Preferred Stockholders and the Common Stock on an as if converted basis. A consolidation or merger of the Company where shareholders of the Company do not continue to hold at least 50.1% interest in the successor entity, or a sale of all or substantially all of the Company’s assets, shall be deemed to be a liquidation or winding up for purposes of the liquidation preference.

SECTION 6

AMENDMENTS

No term or provision contained in this Certificate of Designations creating the Series A Preferred Stock may be modified, amended, repealed or otherwise altered without the prior written consent or affirmative vote (at a meeting duly called for such purpose at which the holders of Series A Preferred Stock shall vote separately as a class) of the holders of at least a majority of the shares of Series A Preferred Stock at the time outstanding.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officers to be effective the 17th day of June 2004.

CROWN ANDERSEN INC.

By:	/s/ Jack D. Brady
Jack D. Brady
Chief Executive Officer

ATTEST:

/s/ Randall H. Morgan
Randall H. Morgan, Secretary

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